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                             July 26, 2023

       Botao Ma
       Chief Executive Officer
       Zhibao Technology Inc.
       Floor 3, Building 6, Wuxing Road, Lane 727
       Pudong New Area, Shanghai 201204

                                                        Re: Zhibao Technology
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 14,
2023
                                                            CIK No. 0001966750

       Dear Botao Ma:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 14, 2023

       Cash and cash equivalents and restricted cash, current and noncurrent, page 85

   1. We note your disclosure on page 85 that restricted cash mainly represents the unremitted insurance premiums
collected from certain insureds, which are held in custody until disbursed to insurance
companies. We also note the balance significantly increased from
                                                        RMB 2.3M and RMB 4M as
of the years ended June 30, 2021 and 2022, respectively, to
                                                        RMB 210M as of December
31, 2022. Please revise to explain the timing of remittances of collected insurance
premiums and reasons for the significantly increased balance as of
                                                        December 31, 2022,
compared to prior periods.
 Botao Ma
FirstName  LastNameBotao Ma
Zhibao Technology Inc.
Comapany
July       NameZhibao Technology Inc.
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
Compensation of Directors and Executive Officers, page 140

2. Please update this information to cover the most recently completed fiscal year. Refer to
         Item 6.B of Form 20-F.
Reorganization, page F-8

3.       We note your disclosure on page F-8 that    In March 2023, four
preferred shareholders of
         Zhibao China surrendered their equity interest in Zhibao China. In April 2023, three of the four preferred shareholders determined to contribute the cash consideration to be received from Zhibao China in return for their equity surrender to Zhibao directly. In May 2023,
         Zhibao issued an aggregate of 2,287,360 ordinary shares to the three
investors.    Please
         provide us further information about the background and reasons for these transactions along with the journal entries, including a description of what each entry represents, so that we may better understand your accounting.
4. Please file the agreements material to the transaction noted in the comment above as exhibits and disclose the material terms of such agreements.
Note 10 Subscription Fees Advanced From Shareholders, page F-22

5. We note the revised disclosure in Note 10 on page F-22 regarding preferred shareholders and their subscription agreements. We also note the added disclosure in Note 1 on page
         F-8 indicating that the equity agreement changed with three of the four preferred shareholders. So that we may better understand your accounting please tell us:
             What date the original agreements were signed and what the original terms of the agreements were with the four shareholders described in Note 10 on page F-23 of the
             Form F-1 filed on May 17, 2023;
             What date the new agreements were signed, if any, and what the revised terms were with the three preferred shareholders referenced in your disclosure on page F-8, and how they are different from the original agreement; and
             The terms of the current agreement with the one investor in redeemable preferred shares referenced in Note 10 of the current Form F-1 and how they are different from the original agreement.
6.       We note your disclosure on page F-22 that    As part of
reorganization, such investor
         withdrew its equity interest in Zhibao China, planned to contribute the same amount of said withdrawn capital to Zhibao directly, and Zhibao planned to approve the issuance of shares to such investor for the consideration of RMB 15 million. Please provide us further information about the background and reasons for this transaction along with the journal entries, including a description of what each entry represents, so that we might better understand your accounting.
 Botao Ma
FirstName  LastNameBotao Ma
Zhibao Technology Inc.
Comapany
July       NameZhibao Technology Inc.
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
Exhibits

7. Please file your two employee incentive plans as exhibits pursuant to Item
         601(B)(10)(iii)(B) of Regulation S-K.
       You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Richard I. Anslow